Maxcom Telecomunicaciones, S.A.B. de C.V.

Fourth Quarter 2013 Results

Fourth Quarter 2013 Results

MAXCOM REPORTS RESULTS FOR THE FOURTH QUARTER OF 2013

Mexico City, February 27th, 2014. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, announced today its unaudited financial and operating results for the quarter ended December 31st, 2013.

NOTE: The monetary amounts in this report have been presented in accordance to International Financial Reporting Standards (IFRS). Amounts are expressed in millions of current Mexican Pesos.

Corporate Events

During the last quarter of 2013, the Company conducted some corporate events that had important effects in the capital and debt structure of the Company. Here is a recap of the events:

The conclusion of the Public Tender Offer took place on both Mexico and the United States of America, therefore a group of investors advised by Ventura Capital Privado, S.A. de C.V. acquired 44.69% of the Maxcom shares. On October 2, 2013, an Ordinary General Meeting of Shareholders took place in which, among other things, a capital increase of Ps.2,999 million was approved representing 3,102,540,883 Series A Class II shares. Derived from this capital increase, 2,306,587,085 shares of Series A Class II, were subscribed and paid representing Ps.2,230 million of capital infusion.

Additionally, Maxcom completed a prepackaged Chapter 11 plan of reorganization by the Bankruptcy Court for the District of Delaware in the United States of America (the “Plan”), which contemplated the following:

•	A capital contribution from its new shareholders, of at least 45 million dollars. This contribution is part of the above-mentioned capital increase.

•	The payment of the outstanding interest to the bondholders and exchange of these old notes for the new “Step-up Senior Notes” with maturity on 2020.

•	The repurchase of bonds at a price of 85% of their nominal value, resulting in the reduction of debt by 2.5 million dollars.

•	The exchanged of 2.1 million dollars aggregate principal amount of Step-Up Senior Notes due 2020, into 22.6 million Series A shares pursuant to the equity subscription rights issued under the Plan.

The capital increase mentioned above, together with the consummation of the recapitalization process and the reorganization of his debt, put the Company with a solid financial position and will permit Maxcom the improvement and expansion of the telecommunications network.

During this quarter, Enrique Ibarra Anaya joined the Company as a Chief Executive Officer. He was Chief Executive Officer of Bursatec, S.A. de C.V., a subsidiary of Grupo Bolsa Mexicana de Valores, as well as Deputy General Director of Technology of the Bolsa Mexicana de Valores, where he was in charge of the installation and operation of the new electronic trading system, known as MoNeT, that substantially increased the processing capabilities of the trading platform of the Mexican stock exchange, and which latency (speed) is similar to the best trading systems in the world. Additionally, during his professional career, Mr. Ibarra has served in high management positions in financial and telecommunication companies, such as Ixe Grupo Financiero and Pegaso PCS (Telefónica Movistar México); companies where he served as Director of Systems and Telecommunications.

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Fourth Quarter 2013 Results

Business Management: Operative Highlights

o	Total company Revenue Generating Units or RGUs, increased by 1% to 617,866 in 4Q13 compared to the same period of the last year. The Company registered RGU net connections of 7,561 during the year.
o	During the 4Q13 the Company disconnected approximately 34 thousand RGUs with low ARPU. The disconnections were mainly prepaid products and it was done to improve the available network for future sales.
o	As a result of the above, total company customer base decreased by 8% to reach 256,540 customers.
o	When compared to the same period of last year, voice RGUs decreased 5% reaching 347,031. Voice RGUs include residential voice, commercial voice, public telephone lines and wholesale lines.
o	Data residential RGUs increased by 17% to reach 154,428 compared to 131,657 in 4Q12.
o	The number of coin operated public phones totaled 35,044, presenting a decrease of 4% in comparison to those in 4Q12.
o	The total mobile RGUs base reached 40,661 units which is 7% more than the number registered in 4Q12.
o	Pay TV number of RGUs reached 72,761 which represent an increase of 3% with respect to the figure recorded in 4Q12.
o	The residential RGU per customer rate, had a marginally increase at 1.9 with respect at the same ratio of 4Q12.
o	The commercial RGU per customer rate went from 21.5 in the 4Q12 to 28.6 at the end of the 4Q13.

4Q13	Concept	4Q12
253,639	Residential Customers	274,780
206,731	Voice	237,400
152,724	Data	129,693
28,033	Mobile	29,286
65,086	TV	68,343

483,789	Residential RGUs	484,832
216,010	Voice	244,579
154,428	Data	131,657
40,590	Mobile	37,751
72,761	TV	70,845
1.9	RGU per Residential Customer	1.8

2,901	Commercial Customers	3,240
2,600	Voice	2,915
1,360	Data	1,407
13	Mobile	23
185	Other	182

82,943	Commercial RGUs	69,764
79,887	Voice	66,603
2,706	Data	2,797
71	Mobile	93
279	Other	271
28.6	RGU per Commercial Customer	21.5

35,044	Public Telephony RGUs	36,622

16,090	Wholesale RGUs	19,087

617,866	Total RGUs	610,305

347,031	Voice RGUs (voice lines in service)	366,891
256,540	Total Number of Customers	278,020

3

Fourth Quarter 2013 Results

Business Management: Revenues and Expenses

Revenues

Reported revenues for the fourth quarter of 2013 amounted Ps.622 million, presenting an increase of 9% compared to the same quarter of last year. This increase is due to the outstanding performance of the wholesale business unit which grew 106%.

	4Q13		4Q12		Δ%
Residential	Ps.	224	Ps.	261	(14)%
Commercial		146		162	(10)%
Public Telephony		35		41	(15)%
Wholesale		212		103	106%
Other Revenue		5		4	25%
Total	Ps.	622	Ps.	571	9%

Total Maxcom revenues of year 2013 reach the figure of Ps.2,482 million, which represent an increase of 13% with respect to revenues of Ps.2,201 million recorded cumulatively on 2012.

	12M13		Weight %	12M12		Weight %	Δ%
Residential	Ps.	946	38%	Ps.	1,003	45%	(6)%
Commercial		644	26%		632	29%	2%
Public Telephony		147	6%		176	8%	(16)%
Wholesale		728	29%		375	17%	94%
Other Revenue		17	1%		15	1%	13%
Total	Ps.	2,482	100%	Ps.	2,201	100%	13%

Residential

This segment represented 36% of total revenues during 4Q13, a lower participation than the one obtained during 4Q12, of 46%. Compared to the 4Q12, revenues in this business unit had a decrease of 14% (Ps.37 million), mainly explained by the termination of an agreement linked to the MVNO.

2013 revenues were Ps.946 million, decreasing 6% in comparison to Ps.1,003 million registered last year.

The average revenue per unit (“ARPU”) for the residential business was Ps.156 in the 4Q13, 9% lower than ARPU of Ps.172 registered in 4Q12. However, when this indicator is compared to the ARPU of 3Q13, which was Ps.148, there is a 5% increase.

The rate of RGU per customer marginally increased to 1.9 during the 4Q13 with respect at the 4Q12.

Commercial

Revenues of the commercial segment represented 23% of total revenues during the 4Q13, compared to 28% recorded in the 4Q12. Revenues reached Ps.146 million, a decrease of 10% in comparison with Ps.162 million registered during 4Q12. The reduction of Ps.16 million is explained mainly by a decrease in voice services.

Revenues for the twelve months of 2013 totaled Ps.644 million, an increase of 2% when compared to Ps.632 million registered in 2012.

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Fourth Quarter 2013 Results

Commercial business ARPU during 4Q13 was Ps.614, below than Ps.793 recorded in 4Q12, and it is explained by a decrease of revenues in combination with additional RGUs in service.

Also, the number of RGUs per commercial customer increased 33% to 28.6 RGUs per customer, an increase when compared to 21.5 reached in 4Q12.

Public Telephony

The public telephony income represented 6% of the generated income in 4Q13. Revenues reached Ps.35 million, a decrease of 15% in comparison to Ps.41 million obtained in the same period in 2012. The decrease in revenues is attributed to a reduction in network usage, as well as a minor number of telephones in operation.

Revenues for 2013 reached Ps.147 million, a decrease of 16% when compared to Ps.176 million registered in 2012.

Wholesale

In 4Q13, wholesale revenues increased by 106% reaching Ps.212 million, compared to Ps.103 million registered during the same period in the previous year. The growth in this business unit was due to the increase in the international traffic carried through our network.

For the twelve months of 2013, revenues totaled Ps.728 million, a 94% increase in comparison to Ps.375 million registered in the same period 2012.

Other Revenues

Other revenue concept contributed marginally and reached Ps.5 million, representing an increase of 25% against Ps.4 million reported in 4Q12. These revenues during 2013 reached Ps.17 million, higher than Ps.15 million of 2012.

Network Operation Cost

For the period of 3 months ended on December 31, 2013, the total network operation costs amounted Ps.322 million, compared to Ps.211 million in the same period of 2012; this is a variation of 52% or Ps. 111 million. This increase was mainly due to the international traffic termination costs related to the wholesale business.

Regarding the aggregated cost of the twelve months of 2013, it was of Ps.1,115 million higher than the Ps.812 million of 2012 and reflects a 37% increase. These interconnection costs increase is directly related to wholesale traffic.

SG&A

SG&A expenses were Ps.229 million in 4Q13 a 26% increase in comparison to the Ps.47 million reported in the same period of 2012.

The variation is mainly due to the adoption of more conservative criteria to cover operational risks. The main items included in the quarter as expense provisions are: Ps.27 million in provisions to cover business risks and legal contingencies, Ps.12 million additional bad debt reserve in the wholesale business, which has experienced significant growth, and Ps.6 million from other expenses provisions associated to general expenses. Additionally, there is an increase in ordinary expenses of about Ps.3 million. These additional reserves reflects a much more conservative financial reporting practice, without implying that there is a change in the fundamentals of our business.

SG&A expenses recognized at the end of 2013 totaled Ps.749 million in comparison to the Ps.700 million registered last year, representing an increase of 7% or Ps.49 million.

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Fourth Quarter 2013 Results

EBITDA and Adjusted EBITDA

EDITDA for 4Q13 was Ps.71 million, below the Ps.177 million registered in the same period last year. EBITDA Margin was 11% during the period, lesser that the 31% registered in 4Q12. This decrease is explained by an increase in costs and expenses (Ps.157 million) vs. the increase in revenues (Ps.51 million).

EBITDA for 2013 was Ps.618 million, a decrease of 10% in comparison to Ps.690 million registered in 2012. EBITDA Margin for 2013 was 25%, lesser than the margin registered in during 2012.

Adjusted EBITDA for 4Q13 was Ps.71 million, 59% lower than the Ps.175 million registered in the same period last year. Adjusted EBITDA Margin was 11% during the period, lower than the 31% registered in the same period of 2012.

Operating Income (Loss)

The Company registered an operating loss for 4Q13 of Ps.1,052 million, an increase in comparison to an operating loss of Ps.50 million reported in the same period of 2012. Cumulatively, the financial statements registered an operating loss of Ps.1,064 million compared to an operating loss of Ps.64 million reported in 2012, an unfavorable change of Ps.1,000 million.

The main records made in 4Q13 were:

a)	Other expenses for Ps.231 million, mainly due to adjustments in the value of certain intangible fixed assets.
b)	Restructuring. At the end of 4Q13 the company registered Ps.146 million of expenses in connection with the reorganization and recapitalization process of the Company, which concluded in that period. These expenses are mostly professional and legal fees incurred during the year.
c)	Impairment of fixed assets. The company evaluated the value generation capacity of specific fix assets using more conservative estimations; as a result of those evaluations, the Company decided to book a reserve of Ps.627 million as impairment of these long-lived fix assets.

It is worth mentioning that previous records do not represent cash outflows, except for the restructuring expenses. Also, these records are founded on more conservative financial criteria implemented by the new management.

Comprenhensive Financial Result

During the quarter, the Company registered a net financing cost of Ps.24 million, in comparison to a gain of Ps.27 million registered in the same period of 2012, a positive variation of Ps.3 million.

	4Q13	4Q12	ΔPs.	D%
Interest Expense	(24)	74	(98)	(132)%
Interest (Income)	(23)	(129)	106	(82)%
Exchange Rate (Gain) Loss – Net	23	28	(5)	(18)%
Total	(24)	(27)	3	(11)%

For the twelve months of 2013, the Company reported a net financing cost unfavorable of Ps.230 million compared to the Ps.56 million registered during the same period of 2012. The variation year over year of Ps.174 million is mainly due to the exchange rate losses, originated in the valuation of long-term debt of the company which is dollar denominated.

Taxes

At the end of the 4Q13, The Company recorded Ps.22 million, which compared to the Ps.16 million from 4Q12 reflect a 39% increase or Ps.6 million.

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Fourth Quarter 2013 Results

Net Income

The Company posted a net loss during 4Q13 of Ps.1,050 million, in comparison to the net loss of Ps.39 million reported in the same period of 2012. Net loss for 2013 is Ps.1,316 million, higher than net loss of Ps.136 million reported in 2012.

Liquidity and Capital Sources

	Quarter Ended	Quarter Ended
Millions of Pesos	December 31, 2013	December 31, 2012
Resources from Operations and Working Capital	52	225
CAPEX	(44)	(225)
Free Cash Flow	8	-
Financing Activities	1,861	(250)
Cash and Financial Instruments at the Start of the Period	85	397
Cash and Financial Instruments at the End of the Period	1,954	147

	Twelve Months Ended	Twelve Months Ended
Millions of Pesos	December 31, 2013	December 31, 2012
Resources from Operations and Working Capital	348	748
CAPEX	(414)	(581)
Free Cash Flow	(66)	167
Financing Activities	1,873	(417)
Cash and Financial Instruments at the Start of the Period	147	397
Cash and Financial Instruments at the End of the Period	1,954	147

Capital Expenditures

The Capital Expenditures during the period totaled Ps.44 million, a decrease of Ps.181 million of the amount invested in 4Q12. Capital Expenditures were primarily used to support new commercial and residential RGUs, as well as for telephone network systems and equipment.

For the twelve months of 2013 capital expenditures reached Ps.414 million, in comparison to the Ps.581 million registered in the same period of 2012.

Indebtedness

At December 31st, 2013 the Company reported its Indebtedness level at Ps.2,312 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.74 times and the Net Debt to EBITDA is at 0.58 times during this period.

Comparative leverage ratios:

	4Q13	3Q13	4Q12
Net Debt/EBITDA LTM	0.58	3.39	3.16

Additional Information

The reorganization and recapitalization process concluded during 2013, substantially improved Maxcom’s financial position and will permit its growth in the telecommunications industry. In addition to this improvement, Maxcom has a positive envision regarding the current situation and reforms in the telecommunications industry in Mexico.

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Fourth Quarter 2013 Results

The Company confirms its commitment with the process of improving its operations while maintaining a healthy capital structure to allow the flexibility to respond to the constant changes in the industry.

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

México, D.F., México

(52 55) 4770-1170

rodrigo.wright@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in Maxcom’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements.

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8

Fourth Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT FINANCIAL POSITION IFRS

Thousand of Mexican Pesos (''Ps.'')

	As of December 31,		As of December 31,		vs 4Q 2012
	2013		2012		Var $		Var %
ASSETS:
CURRENT ASSETS:
Cash and financial instruments	Ps.	1,953,692	Ps.	146,516	Ps.	1,807,176	1,233%
		1,953,692		146,516		1,807,176	1,233%
Accounts receivable:
Customers, net of allowance		633,177		614,674		18,503	3%
Value added tax refundable		99,248		49,668		49,580	100%
Other sundry debtors		34,710		72,775		(38,065)	(52)%
		767,135		737,117		30,018	4%

Inventory		16,697		17,512		(815)	(5)%
Prepaid expenses		7,395		16,047		(8,652)	(54)%
Total current assets		2,744,919		917,192		1,827,727	199%

Frequency rights, net		10,427		17,123		(6,696)	(39)%
Telephone network systems and equipment, net		3,039,168		3,892,246		(853,078)	(22)%
Intangible assets, net		73,672		119,203		(45,531)	(38)%
Financial instruments		-		32,141		(32,141)	(100)%
Deposits		8,558		7,769		789	10%
Deferred taxes		8,250		9,793		(1,543)	(16)%
Other assets		2,151		2,151		-	-

Total assets	Ps.	5,887,145	Ps.	4,997,618	Ps.	889,527	18%

LIABILITIES
CURRENT LIABILITIES:
Interest payable		6,200		11,920		(5,720)	(48)%
Accounts payable and accrued expenses		394,606		434,284		(39,678)	(9)%
Notes payable		4,171		5,488		(1,317)	(24)%
Customers deposits		2,400		2,152		248	12%
Payroll and other taxes payable		17,208		25,999		(8,791)	(34)%
Total current liabilities		424,585		479,843		(55,258)	(12)%

LONG-TERM LIABILITIES:
Senior notes		2,192,157		2,282,774		(90,617)	(4)%
Notes payable		4,177		5,173		(996)	(19)%
Other accounts payable		44,422		30,970		13,452	43%
Pensions and post-retirement obligations		4,378		4,198		180	4%
Other long term liabilities		151,900		29,333		122,567	418%
Long Term Liabilities		2,397,034		2,352,448		44,586	2%
Total liabilities	Ps.	2,821,619	Ps.	2,832,291	Ps.	(10,672)	-

SHAREHOLDERS' EQUITY
Capital stock		7,028,634		4,814,428		2,214,206	46%
Premium on capital stock		5,404		3,592		1,812	50%
Accumulated deficit		(2,652,693)		(2,516,605)		(136,088)	(5)%
Net profit (loss) for the period		(1,315,819)		(136,088)		(1,179,731)	(867)%
Total shareholders' equity	Ps.	3,065,526	Ps.	2,165,327	Ps.	900,199	42%

Total liabitilies and equity	Ps.	5,887,145	Ps.	4,997,618	Ps.	889,527	18%

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Fourth Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 month ended December 31,						vs 3M 2012			12 months ended December 31,						vs 12M 2012
	2013		%	2012		%	$ var		% var	2013		%	2012		%	$ var		% var

TOTAL REVENUES	Ps.	622,016	100%	Ps.	571,340	100%	Ps.	50,676	9%	Ps.	2,482,172	100%	Ps.	2,201,252	100%	Ps.	280,920	13%

Network operating services		275,774	44%		175,625	31%		100,149	57%		968,331	39%		655,770	30%		312,561	48%
Technical expenses		48,973	8%		33,460	6%		15,513	46%		142,942	6%		146,539	7%		(3,597)	(2)%
Installation expenses		(2,597)	0%		2,368	0%		(4,965)	(210)%		3,597	0%		9,777	0%		(6,180)	(63)%
Cost of network operation		322,150	52%		211,453	37%		110,697	52%		1,114,870	45%		812,086	37%		302,784	37%

GROSS PROFIT		299,866	48%		359,887	63%		(60,021)	(17)%		1,367,302	55%		1,389,166	63%		(21,864)	(2)%

Selling, general and administrative expenses		229,298	37%		182,582	32%		46,716	26%		749,021	30%		699,611	32%		49,410	7%

EBITDA		70,568	11%		177,305	31%		(106,737)	(60)%		618,281	25%		689,555	31%		(71,274)	(10)%

Depreciation and amortization		118,018			137,070			(19,052)	(14)%		545,311			576,565			(31,254)	(5)%
Other (Income) Expense		231,498			90,318			141,180	156%		297,476			171,279			126,197	74%
Restructuring		146,302			-			146,302	-		212,017			5,899			206,118	3,494%
Impairment		627,215			-			627,215	100%		627,215			-			627,215	100%

Operating income (loss)		(1,052,465)			(50,083)			(1,002,382)	(2,001)%		(1,063,738)			(64,188)			(999,550)	(1,557)%

Comprehensive (income) cost of financing:
Interest expense		(23,950)			73,982			(97,932)	(132)%		197,282			314,666			(117,384)	(37)%
Interest (income) loss, net		(23,419)			(129,351)			105,932	82%		(29,038)			(140,745)			111,707	79%
Exchange (income) loss, net		23,459			28,240			(4,781)	(17)%		62,120			(117,581)			179,701	153%
		(23,910)			(27,129)			3,219	12%		230,364			56,340			174,024	309%

INCOME (LOSS) BEFORE TAXES		(1,028,555)			(22,954)			(1,005,601)	(4,381)%		(1,294,102)			(120,528)			(1,173,574)	(974)%

Taxes:
Income tax		20,175			11,952			8,223	69%		20,175			11,952			8,223	69%
Defered Income Tax		1,542			3,656			(2,114)	(58)%		1,542			3,608			(2,066)	(57)%
Total tax		21,717			15,608			6,109	39%		21,717			15,560			6,157	100%

NET INCOME (LOSS)	Ps.	(1,050,272)		Ps.	(38,562)		Ps.	(1,011,710)	(2,624)%	Ps.	(1,315,819)		Ps.	(136,088)		Ps.	(1,179,731)	(867)%

Weighted average basic shares		1,328,703			789,819						1,328,703			789,819
Weighted average fully diluted		1,381,203			799,013						1,381,203			799,013

Earnings per share basic		(0.79)			(0.05)						(0.99)			(0.17)
Earnings per share diluted		(0.76)			(0.05)						(0.95)			(0.17)

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Fourth Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IFRS

Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2011	Ps.	4,814,428	Ps.	817,054	Ps.	(3,333,659)	Ps.	-	Ps.	2,297,823

Reclassification of additional paid-in capital		-		(817,054)		817,054		-		-

Stock option plan		-		3,592		-		-		3,592

Comprehensive net loss		-		-		(136,088)		-		(136,088)

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

				Additional						Total
		Capital		paid-in				Repurchase		shareholders'
		stock		capital		Deficit		of shares		equity

Balances as of December 31, 2012	Ps.	4,814,428	Ps.	3,592	Ps.	(2,652,693)	Ps.	-	Ps.	2,165,327

Increased in capital Stock		2,214,206		-		-		-		2,214,206

Stock option plan		-		1,812		-		-		1,812

Comprehensive net loss		-		-		(1,315,819)		-		(1,315,819)

Balances as of December 31, 2013	Ps.	7,028,634	Ps.	5,404	Ps.	(3,968,512)	Ps.	-	Ps.	3,065,526

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Fourth Quarter 2013 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW IFRS

Thousand of Mexican Pesos (''Ps.'')

	3 months ended December 31,				vs 2012			12 months ended December 31,				vs 2012
	2013		2012		$ var		% var	2013		2012		$ var		% var

Operating Activities:
Income before taxes	Ps.	(1,028,555)	Ps.	(22,954)	Ps.	(1,005,601)	(4,381)%	Ps.	(1,294,102)	Ps.	(120,528)	Ps.	(1,173,574)	(974)%

Items without cash flow		773,377		(18,660)		792,037	4,245%		1,440,680		562,496		878,184	156%
Cash flow from income/loss before taxes		(255,178)		(41,614)		(213,564)	(513)%		146,578		441,968		(295,390)	(67)%

Cash flow from:
Accounts receivables		71,047		125,605		(54,558)	(43)%		68,414		121,486		(53,072)	(44)%
Inventory		3,564		(3,654)		7,218	198%		6,567		(8,488)		15,055	177%
Accounts payables		197,428		119,324		78,104	65%		154,807		194,630		(39,823)	(20)%
Othver assets and liabilities		55,159		36,609		18,550	51%		(7,704)		10,571		(18,275)	(173)%
Income taxes		(20,175)		(11,952)		(8,223)	(69)%		(20,175)		(11,952)		(8,223)	-
Cash flow from operation activities		307,023		265,932		41,091	15%		201,909		306,247		(104,338)	(34)%

Net cash flow from operating activities		51,845		224,318		(172,473)	(77)%		348,487		748,215		(399,728)	(53)%

Cash flow from:
Telephone network systems and equipment, net		(44,348)		(209,529)		165,181	79%		(414,105)		(521,097)		106,992	21%
Other intangible assets		-		(15,000)		15,000	100%		-		(60,000)		60,000	100%
Cash flow from capital expeditures		(44,348)		(224,529)		180,181	80%		(414,105)		(581,097)		166,992	29%

Cash in excess/(required) to be used in financing activities		7,497		(211)		7,708	3,653%		(65,618)		167,118		(232,736)	(139)%

Cash flow from :

Senior notes		(186,963)		(161,323)		(25,640)	100%		(186,963)		(161,323)		(25,640)	100%
Vendor financing		(98)		1,226		(1,324)	(108)%		(2,313)		1,544		(3,857)	(250)%
Capital stock		2,200,153		-		2,200,153	100%		2,214,206		-		2,214,206	100%
Additional paid in capital		(9)		1,443		(1,452)	(101)%		-		3,592		(3,592)	(100)%
Other financing activities		(152,136)		(91,368)		(60,768)	(67)%		(152,136)		(260,995)		108,859	42%
Cash flow from financing activities		1,860,947		(250,022)		2,110,969	844%		1,872,794		(417,182)		2,289,976	549%

Increase (decrease) in cash and temporary investments		1,868,444		(250,233)		2,118,677	847%		1,807,176		(250,064)		2,057,240	823%

Cash and financial instruments at beginning of the period		85,248		396,749		(311,501)	(79)%		146,516		396,580		(250,064)	(63)%
Cash and cash equivalents at the end of the period	Ps.	1,953,692	Ps.	146,516	Ps.	1,807,176	1,233%	Ps.	1,953,692	Ps.	146,516	Ps.	1,807,176	1,233%

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